UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ODYSSEY MARINE EXPLORATION INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

676118102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Exhibit Index: Page 8

CUSIP No.: 676118102		13G

1.	Names of Reporting Persons. COLUMBUS CAPITAL MANAGEMENT, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person: IA

CUSIP No.: 676118102		13G

1.	Names of Reporting Persons. MATTHEW D. OCKNER

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person: IN, HC

CUSIP No.: 676118102		13G

Item 1(a).		Name of Issuer: Odyssey Marine Exploration Inc. (the “Issuer”).
Item 1(b).		Address of Issuer’s Principal Executive Offices: 5215 West Laurel Street, Tampa, FL 33607.

Item 2(a).

Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)      Columbus Capital Management, LLC (“CCM”); and

ii)     Matthew D. Ockner (“Mr. Ockner”).

This statement relates to Shares (as defined herein) held for the account of each of Columbus Capital Partners, L.P. (“CCP”) and Columbus Capital QP Partners, L.P. (“CCQP”).  CCM is the general partner to CCP and CCQP.  Mr. Ockner is the managing member of CCM.  In such capacities, CCM and Mr. Ockner may be deemed to have voting and dispositive power over the Shares held for the account of CCP and CCQP.

Item 2(b).		Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of CCM and Mr. Ockner is 350 California Street, 22nd Floor, San Francisco, CA 94104.
Item 2(c).		Citizenship: i) CCM is a California limited liability company; and ii) Mr. Ockner is a citizen of the United States of America.
Item 2(d).		Title of Class of Securities: Common Stock, no par value (the “Shares”).
Item 2(e).		CUSIP Number: 676118102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:
The information in Items 1 and 5 through 11 on the cover pages of this Schedule 13G is hereby incorporated by reference. The Reporting Persons do not beneficially own any shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017

COLUMBUS CAPITAL MANAGEMENT, LLC

By:	/s/ Matthew D. Ockner
Name:	Matthew D. Ockner
Title:	Managing Member

MATTHEW D. OCKNER

By:	/s/ Matthew D. Ockner
Name:	Matthew D. Ockner

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9